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==========================================================================
                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 10-Q

[  X  ]     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

             For the quarterly period ended September 30, 2000

                                    OR

[     ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from          to
                                           --------    --------

                    Commission File Number:  000-25132

                             ICHOR CORPORATION
           (Exact name of Registrant as specified in its charter)

                  Delaware                      25-1741849
      (State or other jurisdiction of         (I.R.S. Employer
      incorporation or organization)          Identification No.)

                          17 Dame Street, Dublin 2
                                  Ireland
                 (Address of principal executive offices)

                               (3531) 679 1688
           (Registrant's telephone number, including area code)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been
subject to such filing requirements for the past 90 days.  Yes X   No
                                                              ----   ----

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date:

            Class                   Outstanding at November 13, 2000
            ------                  -------------------------------
      Common Stock, $0.01                      4,918,770
          par value
==========================================================================


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FORWARD-LOOKING STATEMENTS

Statements in this report, to the extent that they are not based on historical events, constitute forward-looking statements. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, the evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves or other business plans. Investors are cautioned that forward-looking statements are subject to an inherent risk that actual results may vary materially from those described herein. Factors that may result in such variance, in addition to those accompanying the forward-looking statements, include changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; and misjudgments in the course of preparing forward-looking statements.


                       PART I.  FINANCIAL INFORMATION
                                ---------------------

ITEM 1.     FINANCIAL STATEMENTS



                             ICHOR CORPORATION

                     CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

                                (Unaudited)

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                             ICHOR CORPORATION
                        Consolidated Balance Sheets
                                (Unaudited)
                           (dollars in thousands)

                                     September 30, 2000  December 31, 1999
                                     ------------------  -----------------

                                   ASSETS

Current Assets
  Cash and cash equivalents                 $     2,099      $      2,262
  Accounts receivable, net                           23                56
  Note receivable                                   600                 -
                                            -----------      ------------
           Total current assets                   2,722             2,318

Investment in and advances to
unconsolidated subsidiary                             -               363
                                            -----------      ------------
                                            $     2,722      $      2,681
                                            ===========      ============

                    LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts payable and other liabilities    $         1      $         29
                                            -----------      ------------
           Total current liabilities                  1                29

Shareholders' Equity
  Preferred stock                                     6                 6
  Common stock                                       50                50
  Additional paid-in capital on
  preferred stock                                 5,371             5,371
  Additional paid-in capital on common stock      5,752             5,752
  Retained deficit                               (8,387)           (8,456)
                                            -----------      ------------
                                                  2,792             2,723

  Less cost of shares of common stock
    held in treasury                                (71)             (71)
                                            ------------     ------------
      Total equity                                 2,721            2,652
                                            ------------     ------------
                                            $      2,722     $      2,681
                                            ============     ============

The accompanying notes are an integral part of these financial statements.

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                             ICHOR CORPORATION
                   Consolidated Statements of Operations
                                (Unaudited)
              (dollars in thousands, except per share amounts)

                                    For the Nine        For the Nine
                                    Months Ended        Months Ended
                                    September 30, 2000  September 30, 1999
                                    ------------------  ------------------
Revenues
  Interest income                         $       101        $        126
  Gain on disposal of an unconsolidated
    subsidiary                                    298                   -
  Other                                             6                  30
                                          -----------        ------------
                                                  405                 156
                                          -----------        ------------

Costs and expenses
  General and administrative expenses             275                 289
  Equity in loss of an unconsolidated
     subsidiary                                    61                   -
                                          -----------        ------------
                                                  336                 289
                                          -----------        ------------

Income (loss) before minority interest             69                (133)

Minority interest                                   -                   7
                                          -----------        ------------

Net income (loss)                         $        69        $       (126)
                                          ===========        ============

Basic and diluted loss per share          $     (0.03)       $      (0.06)
                                          ===========        ============


The accompanying notes are an integral part of these financial statements.

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                             ICHOR CORPORATION
                   Consolidated Statements of Operations
                                (Unaudited)
             (dollars in thousands, except per share amounts)

                                    For the Three       For the Three
                                    Months Ended        Months Ended
                                    September 30, 2000  September 30, 1999
                                    ------------------  ------------------
Revenues
  Interest income                         $        44        $         37
  Gain on disposal of an unconsolidated
    subsidiary                                    298                   -
  Other                                             6                   -
                                          -----------        ------------
                                                  348                  37
                                          -----------        ------------

Costs and expenses
  General and administrative expenses              75                 157
                                          -----------        ------------
                                                   75                 157
                                          -----------        ------------

Income (loss) before minority interest            273                (120)

Minority interest                                   -                   7
                                          -----------        ------------

Net income (loss)                         $       273        $       (113)
                                          ===========        ============

Basic earnings (loss) per share           $      0.04        $      (0.03)
                                          ===========        ============

Diluted earnings (loss) per share         $      0.02        $      (0.03)
                                          ===========        ============

The accompanying notes are an integral part of these financial statements.

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                             ICHOR CORPORATION
                   Consolidated Statements of Cash Flows
                                (Unaudited)
                          (dollars in thousands)

                                    For the Nine        For the Nine
                                    Months Ended        Months Ended
                                    September 30, 2000  September 30, 1999
                                    ------------------  ------------------
Cash Flows from Operating Activies:
  Net income (loss)                       $        69        $       (126)
  Adjustments to reconcile net income
    (loss) to cash flows from operating
    activities
    Gain on disposal of an unconsolidated
      subsidiary                                 (298)                  -
    Equity in loss of an unconsolidated
      subsidiary                                   61                   -
    Minority interest                               -                  (7)

Changes in current assets and liabilities
  Accounts receivable                              33                 283
  Accounts Payable and other liabilities          (28)                 81
  Advance to affiliate                              -                 (47)
  Advance from affiliate                            -                 (40)
                                          ------------       ------------
      Net cash provided by (used in)
        operating activities                     (163)                144

Cash Flows from Investing Activities:
  Purchase of subsidiary, net of
    cash acquired                                   -                  16
  Decrease in note receivable                       -                 680
  Increase in resource property                     -                (116)
                                          ------------        -----------
        Net cash provided by
          investing activities                      -                 580

Cash Flows from Financing Activities:
  Proceeds from issuance of
    common shares, net                              -                   9
                                          ------------        -----------
      Net cash provided by financial
        activities                                  -                   9
                                          ------------        -----------

Increase (decrease) in cash and cash
  equivalents                                    (163)                733
Cash and cash equivalents, beginning
  of period                                     2,262                  50
                                          -----------         -----------
Cash and cash equivalents, end
  of period                               $     2,099         $       783
                                          ===========         ===========

The accompanying notes are an integral part of these financial statements.

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                             ICHOR CORPORATION
                Notes to consolidated Financial Statements
                             September 30, 2000
                                (Unaudited)

Note 1.  Basis of Presentation

The accompanying financial statements of ICHOR Corporation (the
"Corporation") are unaudited. However, in the opinion of management, they include all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows of the Corporation for the specified periods.

All adjustments made during the nine and three month periods ended September 30, 2000 were of a normal, recurring nature. The amounts presented for the nine and three month periods ended September 30, 2000 are not necessarily indicative of the results of operations for a full year. Additional information is contained in the audited consolidated financial statements and accompanying notes included in the Corporation's annual report on Form 10-K for the fiscal year ended December 31, 1999, and should be read in conjunction with such annual report.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2.  Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing the net income or loss available to common shareholders by the weighted average number of common shares outstanding during the nine and three month periods ended September 30, 2000 and 1999, respectively. The weighted average number of shares outstanding was 4,918,770 and 4,907,561 for the nine month period ended September 30, 2000 and 1999, respectively, and 4,918,770 and 4,907,642 for the three month period ended September 30, 2000 and 1999, respectively.

Diluted earnings (loss) per share takes into account common shares outstanding, potentially dilutive common shares and preferred shares convertible into common shares.

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PART I.  FINANCIAL INFORMATION
         ---------------------

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial condition of ICHOR Corporation (the "Corporation") for the nine and three month periods ended September 30, 2000 should be read in conjunction with the Corporation's consolidated financial statements and related notes included elsewhere herein.

Results of Operations - Nine Months Ended September 30, 2000

Revenues for the nine months ended September 30, 2000 increased to $0.4 million from $0.2 million for the comparative period of 1999, primarily as a result of an accounting gain on the disposal of an unconsolidated subsidiary. Interest income was $0.1 million for the nine months ended September 30, 2000 and 1999, respectively.

Costs and expenses were $0.3 million for the nine months ended September 30, 2000 and 1999, respectively.

The Corporation reported net income of $0.1 million, or a loss of $0.03 per common share, in the nine months ended September 30, 2000, compared to a net loss of $0.1 million, or a loss of $0.06 per common share, in the nine months ended September 30, 1999.

Results of Operations - Three Months Ended September 30, 2000

Revenues for the three months ended September 30, 2000 increased to $0.3 million from $37,000 for the comparative period in 1999 primarily as a result of an accounting gain on the disposal of an unconsolidated subsidiary.

Costs and expenses which were comprised of general and administrative expenses decreased to $0.1 million in the three months ended September 30, 2000 from $0.2 million in the three months ended September 30, 1999.

Net income for the period was $0.3 million, or $0.04 basic earnings per common share, compared to a net loss of $0.1 million, or $0.03 basic loss per common share, for the comparative period of 1999.

Liquidity and Capital Resources

The Corporation had cash and cash equivalents of $2.1 million at September 30, 2000, compared to $2.3 million at December 31, 1999.

Net cash used in operating activities was $163,000 in the nine months ended September 30, 2000, compared to net cash provided by operating activities of $144,000 in the nine months ended September 30, 1999.

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The Corporation previously acquired approximately 87% of the issued and outstanding shares of common stock of Nazca Holdings Ltd. ("Nazca") effective June 30, 1999, pursuant to a purchase agreement (the "Purchase Agreement") among the Corporation and the former majority holders (the "Vendors") of the shares (the "Shares") of common stock of Nazca. Nazca, through a subsidiary, is in the business of the exploration for and development of groundwater resources in Chile.

In 1999 two of the Vendors purported to exercise an option (the "Option") granted pursuant to the Purchase Agreement to reacquire approximately 37.6% of the Shares. The Corporation believed the attempted exercise to be invalid, as the conditions to be met prior to exercise were not satisfied. A dispute arose between the two Vendors purporting to exercise the Option and the Corporation as to the validity of the exercise of the Option.

In order to settle the dispute relating to the purported exercise of the Option, effective July 28, 2000, the Corporation completed an agreement with one of the Vendors to sell all of the Corporation's interest in the Shares of Nazca and certain receivables due from Nazca to the Corporation (the "Receivables"), in exchange for a promissory note from that Vendor in the amount of $600,000 which accrues interest at the rate of 5% per annum and is due on June 30, 2001. The Corporation also obtained a release from, and granted a release to, Nazca and the Vendors with respect to any claims arising out of or connected with Nazca. The consideration payable for the Shares and the Receivables is the result of a negotiated settlement of a disputed claim. As a result of the foregoing the Corporation has no further interest in Nazca.

For further information with respect to the settlement, including the agreement with the Vendor referred to above, see the Corporation's Form 8-K dated August 9, 2000, which is incorporated herein by reference.

The Corporation believes that its assets and line of credit should enable the Corporation to meet its current ongoing requirements. The Corporation anticipates that it may require substantial capital to pursue current and future acquisitions of businesses and/or operating assets and will seek such capital through debt and/or equity financing.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
         MARKET RISK

Not applicable.

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                        PART II.   OTHER INFORMATION
                                   -----------------

ITEM 1.  LEGAL PROCEEDINGS

The Corporation is not presently subject to any material legal proceedings.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Corporation held its annual meeting of shareholders on July 12, 2000. At the meeting, Jae-Sun Lee was re-elected as a director of the Corporation for a three year term, as follows:

                                                          ABSTENTIONS AND
                     VOTES FOR          VOTES WITHHELD    BROKER NON-VOTES
                     ---------          --------------    ----------------

Jae Sun Lee          4,423,811              1,000                 0

Jin Soo Choi and Young-Soo Ko continued their terms as directors of the Corporation.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(a)  Exhibits

     Exhibit
     Number                        Description
     -------                       -----------

       27           Article 5 - Financial Data Schedule for the 3rd
                                Quarter 2000 Form 10-Q.

(b)  Reports on Form 8-K

     The Corporation filed the following reports with respect to the indicated items during the third quarter ended September 30, 2000:

     Form 8 K/A dated August 9, 2000
         Item 2.  Acquisition and Disposition of Assets
         Item 7.  Financial Statements and Exhibits

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                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:  November 14, 2000

                                               ICHOR CORPORATION

                                           By: /s/ J. Choi
                                               -------------------------
                                               J. Choi, President and
                                               Director

                                           By: /s/ Michael J. Smith
                                               -------------------------
                                               Michael J. Smith, Secretary

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                               EXHIBIT INDEX

     Exhibit
     Number               Description
      -------              -----------

     27        Article 5 - Financial Data Schedule for the 3rd
                        Quarter 2000 Form 10-Q.